Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP DECLARES SEMI-ANNUAL DIVIDEND OF US$0.0125 PER SHARE

VANCOUVER, British Columbia – November 15, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to announce that its Board of Directors declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on November 28, 2018, with a payment date of the dividend scheduled on or before December 19, 2018.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

About Silvercorp Metals Inc.

Silvercorp is a low-cost, silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under-developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor Contact

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca